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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                          CHICAGO PIZZA & BREWERY, INC.
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                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   167889 10 4
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                                 (CUSIP Number)


                               JAMES A. DAL POZZO
                                BJ CHICAGO, LLC
                              2200 W. VALLEY BLVD.
                           ALHAMBRA, CALIFORNIA 91803
                                 (626) 576-0737
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                       (Continued on the following pages)


                                Page 1 of 9 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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                                  SCHEDULE 13D
--------------------------------                  ------------------------------
     CUSIP No. 167889 10 4                                  PAGE 2 OF 9
--------------------------------                  ------------------------------

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         BJ CHICAGO, LLC
         IRS NO.:  95-4837979
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                     (b)  / /
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*

         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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                         7   SOLE VOTING POWER
NUMBER OF
SHARES                       2,867,858
BENEFICIALLY             -------------------------------------------------------
OWNED BY EACH            8   SHARED VOTING POWER
REPORTING
PERSON WITH                  NONE
                         -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                             2,867,858
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,867,858 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.4%(1)
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14       TYPE OF REPORTING PERSON*

         CO
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(1) Based on 7,658,321 shares of Common Stock outstanding as of November 1,
2000, as reported by Chicago Pizza & Brewery, Inc. in its Quarterly Report on Form 10-Q filed November 9, 2000 and computed in accordance with Rule 13d-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D
--------------------------------                  ------------------------------
     CUSIP No. 167889 10 4                                  PAGE 3 OF 9
--------------------------------                  ------------------------------

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         GOLDEN RESORTS, INC.
         IRS NO.:  94-2200197
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                     (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4
         SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
NUMBER OF
SHARES                       NONE
BENEFICIALLY             -------------------------------------------------------
OWNED BY EACH            8   SHARED VOTING POWER
REPORTING
PERSON WITH                  2,867,858*
                         -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                             NONE
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             2,867,858*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,867,858 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.4%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
(1) Based on 7,658,321 shares of Common Stock outstanding as of November 1, 2000, as reported by Chicago Pizza & Brewery, Inc. in its Quarterly Report on Form 10-Q filed November 9, 2000 and computed in accordance with Rule 13d-3(d)(1).

* The Reporting Person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                    Page 4 of 9


ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the beneficial ownership of shares of common stock, no par value per share ("Common Stock"), of Chicago Pizza & Brewery, Inc., a California corporation ("Chicago Pizza"). The principal executive offices of Chicago Pizza are located at 26131 Marguerite Parkway, Suite A, Mission Viejo, CA 92692. This statement is the initial filing by BJ Chicago, LLC and Golden Resorts, Inc. with respect to the Common Stock of Chicago Pizza.

ITEM 2.           IDENTITY AND BACKGROUND.

                  BJ Chicago, LLC is a Delaware limited liability company. BJ Chicago, LLC's address is 2200 W. Valley Blvd., Alhambra, California 91803. The principal business of BJ Chicago, LLC is purchasing and holding for investment shares of Chicago Pizza Common Stock.

                  Golden Resorts, Inc. is a Nevada corporation. The address for Golden Resorts, Inc. is P.O. Box 1198, Los Gatos, CA 95301. The principal business of Golden Resorts, Inc. is investment and real estate development. BJ Chicago, LLC and Golden Resorts, Inc. are referred to herein collectively as the "Filing Parties."

                  The Jacmar Companies is a California corporation. The Jacmar Companies' address is 2200 W. Valley Blvd., Alhambra, California 91803. The principal business of The Jacmar Companies is operating a specialty wholesale foodservice distributor serving Central and Southern California, operating various restaurants, performing property management services and making investments.

                  The Jacmar Companies and Golden Resorts, Inc. each own 50% of the membership interests in BJ Chicago, LLC and are its sole managers. As such, The Jacmar Companies and Golden Resorts, Inc. share voting and dispositive power over the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC.

                  During the last five years, none of the Filing Parties has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Set forth below is a list of the directors and executive officers of The Jacmar Companies and Golden Resorts, Inc. The list includes for each person his or her name, principal business address and present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted.


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                                                                    Page 5 of 9


                  Executive Officers and Directors of The Jacmar Companies:

                        William H. Tilley, Chairman of the Board, CEO, Director James A. Dal Pozzo, President
                        Robert R. Hill, Executive Vice President, Director

                  Directors of The Jacmar Companies Who Are Not Executive
                  Officers:

                        Tom Simms, Director
                        President & CEO
                        Mimi's Cafe
                        17852 E. 17th Street, Suite 108
                        Tustin, CA  92780

                        Gordon Jenkins, Director
                        Chairman & CEO (Retired)
                        Anadite, Inc.
                        28 St. Tropez
                        Laguna Niguel, CA 92677

                        James P. Birdwell, Director
                        Principal & Executive V.P.
                        Reed, Conner & Birdwell, LLC
                        11111 Santa Monica Blvd.
                        Los Angeles, CA  90025

                  Executive Officers and Directors of Golden Resorts, Inc.:

                        Shann Brassfield, President and Director
                        Barbara Walters, Secretary and Treasurer
                        Jerry G. Brassfield, Director
                        Joseph A. Sperske, Director


                  During the last five years, none of the executive officers and directors of The Jacmar Companies or Golden Resorts, Inc. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the executive officers and directors listed above is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price for shares of Common Stock acquired by The Jacmar Companies was $2,825,174. The source of funds for the purchase of the shares of Common Stock acquired by The Jacmar Companies was from working capital.

                  The aggregate purchase price for shares of Common Stock acquired to date by BJ Chicago, LLC was $8,826,000. The source of funds for the purchase of the shares of Common Stock


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                                                                    Page 6 of 9


acquired by BJ Chicago, LLC was from capital contributions made by its members. The members used working capital to make their capital contributions.

                  As noted below, BJ Chicago, LLC has entered into an agreement to acquire an additional 661,358 additional shares of Chicago Pizza Common Stock from significant shareholders of Chicago Pizza. The source of funds for the purchase of the shares of Common Stock acquired by BJ Chicago, LLC is expected to be from additional capital contributions to be made by its members. The members anticipate using working capital to make their capital contributions.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Jacmar Companies acquired its 1,190,200 shares of Common Stock for investment purposes. BJ Chicago, LLC acquired its 2,206,500 shares for investment purposes. Upon the completion of BJ Chicago, LLC's acquisition of the 2,206,500 shares described above, Chicago Pizza elected two designees of BJ Chicago, LLC to its Board of Directors. BJ Chicago, LLC believes Chicago Pizza will elect a third designee of BJ Chicago, LLC in the near future. BJ Chicago, LLC also has entered into an agreement to acquire an aggregate of 661,358 additional shares of Chicago Pizza Common Stock from significant shareholders of Chicago Pizza. The agreement, as amended, provides that BJ Chicago, LLC may purchase such shares at a closing to be held on a date selected by BJ Chicago, LLC, which date will be on or before June 30, 2001.

                  Each of the Filing Parties intends to monitor and evaluate its direct and indirect investments in Chicago Pizza on a continuing basis. Based upon its evaluation from time to time, it may acquire additional shares of Common Stock of Chicago Pizza, dispose of shares of Common Stock it beneficially owns, submit one or more proposals for the consideration of management of Chicago Pizza, and/or communicate with other shareholders of Chicago Pizza.

                  Except as set forth above, none of the Filing Parties has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Filing Parties, however, may at any time and from time to time, review or reconsider their positions with respect to any of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The shares of Common Stock that The Jacmar Companies may be deemed to beneficially own constitute approximately 53.0% of the outstanding Common Stock of Chicago Pizza, based upon the number of shares shown as outstanding as of November 1, 2000 in Chicago Pizza's Quarterly Report on Form 10-Q filed November 9, 2000. The Jacmar Companies has the sole power of voting and disposition with respect to 1,190,200 shares of Common Stock and shared power of voting and disposition with respect to 2,867,858 shares of Common Stock, including the 661,358 shares that BJ Chicago, LLC has the right to purchase from significant shareholders of Chicago Pizza.

                  The shares of Common Stock that BJ Chicago, LLC may be deemed to beneficially own constitute approximately 37.4% of the outstanding Common Stock of Chicago Pizza, based upon the number of shares shown as outstanding as of November 1, 2000 in Chicago Pizza's Quarterly Report on Form 10-Q filed November 9, 2000. BJ Chicago, LLC has the sole power of voting and disposition with respect to the 2,206,500 shares of Common Stock owned of record by it and will have sole voting and investment power with respect to the 661,358 shares that BJ Chicago, LLC has the right to purchase from significant shareholders of Chicago Pizza upon its acquisition of such shares.


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                                                                    Page 7 of 9


                  The shares of Common Stock with respect to which Golden Resorts, Inc. has sole or shared voting power or sole or shared dispositive power constitute approximately 37.4% of the outstanding Common Stock of Chicago Pizza, based upon the number of shares shown as outstanding as of November 1, 2000 in Chicago Pizza's Quarterly Report on Form 10-Q filed November 9, 2000. Golden Resorts, Inc. has shared voting and investment power with respect to the 2,867,858 shares of Common Stock that BJ Chicago, LLC may be deemed to beneficially own.

                  Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock covered by this Schedule 13D not owned of record by it.

                  Except as described in this Item 5 and in Item 6 below, none of the Filing Parties effected transactions in Chicago Pizza's Common Stock within 60 days prior to the date of this statement.

                  On November 30, 2000, The Jacmar Companies purchased 95,100 shares of Common Stock of Chicago Pizza at $3.00 from an affiliate in a privately negotiated transaction. On December 5, 2000, The Jacmar Companies purchased 135,000 shares of Common Stock of Chicago Pizza at $2.94 per share in open market transactions on the Nasdaq Small Cap Market and through privately negotiated block transactions.

                  On January 18, 2001, BJ Chicago, LLC purchased an aggregate of 2,206,500 shares of Common Stock of Chicago Pizza from ASSI, Inc. and Louis Habash at $4.00 per share pursuant to a Stock Purchase Agreement dated December 20, 2000 among BJ Chicago, LLC, ASSI, Inc. and Louis Habash.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On December 20, 2000, BJ Chicago, LLC entered into a Stock Purchase Agreement to acquire an aggregate of 661,679 shares of the Company's common stock, representing an aggregate of 8.6% of the total outstanding shares of Chicago Pizza Common Stock, from Paul Motenko and Jerry Hennessy, the Co-Chief Executive Officers of Chicago Pizza, at a purchase price of $2.75 per share. On January 18, 2001, BJ Chicago, LLC, Paul Motenko and Jerry Hennessy entered into a First Amendment to Stock Purchase Agreement pursuant to which the parties agreed, among other things, to change the closing date contemplated by the agreement to a date to be selected by BJ Chicago, LLC, which date will be before June 30, 2001.

                  The Jacmar Companies and Golden Resorts, Inc. are parties to the Limited Liability Company Operating Agreement of BJ Chicago, LLC (the "Operating Agreement"). Under the Operating Agreement, a unanimous vote of the managers of BJ Chicago, LLC is required for voting the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC. The Jacmar Companies and Golden Resorts, Inc. are the only managers of BJ Chicago, LLC. Similarly, under the Operating Agreement, a unanimous vote of the members of BJ Chicago, LLC is required for disposing of the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC or for acquiring additional shares of Chicago Pizza Common Stock. The Jacmar Companies and Golden Resorts, Inc. are the only members of BJ Chicago, LLC, with each member holding 50% of the membership interests. A copy of the Operating Agreement is attached as an exhibit hereto.

         Except as set forth above, to the knowledge of The Jacmar Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between The Jacmar Companies and any other person with respect to any securities of Chicago Pizza, including, but not limited to, transfer or


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                                                                    Page 8 of 9

voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Stock Purchase Agreement dated as of December 20, 2000 among BJ Chicago, LLC, Paul Motenko and Jerry Hennessy (incorporated by reference to Exhibit 3 to Schedule 13D filed by The Jacmar Companies on December 21, 2000).

                  2. First Amendment to Stock Purchase Agreement dated as of January 18, 2001 among BJ Chicago, LLC, Paul Motenko and Jerry Hennessy.

                  3. Limited Liability Operating Agreement of BJ Chicago, LCC dated as of December 20, 2000.


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                                                                   Page 9 of 9


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   January 29, 2001

                                           BJ CHICAGO, LLC

                                                By:  The Jacmar Companies
                                                Its:  Manager

                                                    By: /s/ JAMES A. DAL POZZO
                                                        ----------------------
                                                    Name:  James A. Dal Pozzo
                                                    Its:  President

                                                By:  Golden Resorts, Inc.
                                                Its:  Manager

                                                    By: /s/ SHANN BRASSFIELD
                                                        ------------------------
                                                    Name:  Shann Brassfield
                                                    Its:  President

                                           GOLDEN RESORTS, INC.

                                           By:  /s/ SHANN BRASSFIELD
                                                ------------------------
                                           Name:  Shann Brassfield
                                           Its:  President